Filed by: First Hawaiian, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TriCo Bancshares

Commission File No.: 000-10661

Date: August 14, 2026

This filing relates to the proposed transaction between First Hawaiian, Inc. (“FHI”) and TriCo Bancshares (“TriCo”) pursuant to the Agreement and Plan of Reorganization and Merger, dated as of July 12, 2026, by and among FHI, TriCo and Horizon Merger Sub, Inc.

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The following email was sent by Robert Harrison, Chairman, President & Chief Executive Officer of First Hawaiian Bank, to employees of First Hawaiian Bank.

Aloha Everyone,

When we announced our partnership with Tri Counties Bank last month, we committed to keeping you informed throughout the integration process and providing updates on the transaction as information becomes available.

Many of you submitted questions during our employee Town Hall and through the Acquisition SharePoint site. The level of engagement has been great and I appreciate you taking the time to share what's on your mind. Your questions help us understand what’s most important to you and guide the information we share as we move forward. We’ve consolidated the questions and answers into two resources that are now available on SharePoint:

Town Hall Questions and Answers
[LINK]

Employee Questions and Answers
[LINK]

In the weeks since our announcement, we’ve also begun laying the groundwork for the integration. Jamie and Gina have established our Integration Management Office (IMO), and teams are beginning the planning necessary to prepare for Legal Day One. You'll hear more directly from the IMO about the integration process, how the work will be organized and what to expect as planning progresses.

There is a great deal of work ahead. As we take it on, let’s continue supporting one another, staying close to our customers and bringing the same passion and commitment to this work that has made First Hawaiian Bank successful for generations.

Thank you for your continued engagement and support.

Mahalo,
Bob

The following Q&As were made available to employees of First Hawaiian Bank.

1.	What is the overall integration timeline, key milestones and major phases over the next several months and years?

Integration planning is just beginning and will occur over an extended period. Our immediate focus is obtaining regulatory approval while establishing an Integration Management Office, introducing teams and evaluating how our organizations will come together. As major milestones are reached and decisions are finalized, we will communicate them through our normal employee communications channels. Employees should expect regular updates throughout the process.

2.	What should First Hawaiian Bank employees expect over the next 6 months, 1 year and 3–5 years?

In the near term, employees should expect business as usual while we work toward regulatory approval and completing the transaction. Until the transaction closes, First Hawaiian Bank and Tri Counties Bank will continue operating as separate organizations.

Following closing, we will begin operating as a single legal entity while taking a thoughtful, phased approach to integration. Over time, we will bring our organizations together where it makes sense while continuing to operate under two independent brands: First Hawaiian Bank in Hawaii, Guam and Saipan, and Tri Counties Bank in California. Employees will receive regular updates as integration planning progresses and key decisions are made.

3.	Which business areas will be engaged first, how will priorities be communicated, and how can employees best prepare to support integration efforts?

Integration priorities will be established by the Integration Management Offices at each bank in partnership with executive leadership. Different business areas will become engaged at different points based on the needs of the integration. Employees can best prepare by remaining focused on serving customers, executing current priorities and being open to future opportunities to participate in integration efforts. Leaders will communicate expectations as work progresses.

4.	How will First Hawaiian Bank and Tri Counties employees with similar responsibilities begin working together?

As integration planning advances, employees in similar functional areas will begin connecting to better understand each organization’s processes, capabilities and best practices. We encourage employees to approach these conversations with curiosity, professionalism and a willingness to learn from one another.

5.	How will the bank ensure adequate staffing and resources to support integration work without overburdening existing teams?

Leadership recognizes that integration work is being completed alongside employees' day-to-day responsibilities. We will continue evaluating priorities, sequencing work appropriately and assigning resources where they are needed most. Our goal is to balance integration planning with maintaining excellent service for our customers and continuing to execute our strategic priorities.

6.	Will employees from Tri Counties join First Hawaiian Bank departments, or will existing departments absorb their responsibilities?

Organizational decisions have not yet been made. Integration teams will evaluate how work is performed across both organizations and recommend structures that best support the combined organization. Any organizational changes will be communicated well before they are implemented.

7.	For employees whose current projects are ending, will there be opportunities to contribute to integration efforts and remain with the bank?

As integration work expands, there will be opportunities for employees across many functions to contribute their expertise. While participation will vary depending on business needs and individual roles, we anticipate integration efforts will require broad collaboration across the organization. Employees interested in supporting integration activities should discuss opportunities with their manager.

8.	How will technology and operating systems be integrated, and what is the timeline?

Tri Counties Bank currently uses Fiserv as its core banking system. As integration planning progresses, teams will evaluate our respective technology platforms, operating systems, customer accounts, data, products and other enterprise systems to determine the best long-term operating model for the combined organization. Because these decisions involve significant operational, regulatory and customer considerations, any changes will occur only after thorough evaluation, testing and appropriate approvals. At this stage, no implementation timeline has been established.

9.	How will customer-facing operations and support functions be integrated?

Integration teams will evaluate customer-facing operations, including call centers, residential lending and other support functions, to determine the best approach for the combined organization. Throughout the process, maintaining an exceptional customer experience and supporting our employees will remain top priorities. Operational considerations, including staffing, service models and support across multiple time zones, will be evaluated as part of the integration process, and any future changes will be communicated well in advance.

10.	How does Tri Counties' Wealth Advisory business compare to ours, and are there opportunities for First Hawaiian Bank advisors to expand services in California?

Both organizations utilize Raymond James as their wealth management platform, providing a strong foundation for collaboration. First Hawaiian Bank has a more established Wealth Management business with a broader range of products and services. As integration planning progresses, we will evaluate opportunities to build on those capabilities, leverage the strengths of both organizations and support future growth across our expanded footprint.

11.	How should employees respond to public questions or misconceptions about the acquisition, particularly concerns about investing outside Hawaii?

Employees can confidently share that this acquisition strengthens First Hawaiian Bank and reinforces our long-term commitment to Hawaii. This growth strategy creates opportunities to invest in our products, services and customer experience, helping us better serve our customers and continue supporting our island communities. Employees should avoid speculating beyond our public communications, and media inquiries should be referred to Corporate Communications.

12.	When will employees be encouraged to begin connecting with their Tri Counties counterparts?

As integration planning progresses, the Integration Management Offices will coordinate introductions and collaboration between employees where appropriate. We ask employees not to initiate independent outreach related to integration planning until those communication channels have been established. This coordinated approach helps ensure employees receive consistent information and allows teams to engage in a thoughtful and organized manner.

13.	How large is Tri Counties Bank in terms of employees, customers and overall operations?

Tri Counties Bank is a well-established California community bank with approximately 68 branches and 75 locations including operations and loan processing centers. Thay have approximately 1,000 employees and $10 billion in assets.

The following Q&As were made available to employees of First Hawaiian Bank.

1.	Why Tri Counties Bank? Was this a one-time opportunity or part of a broader mainland strategy?

Tri Counties Bank was an excellent strategic fit because of its strong performance, compatible culture, attractive California markets and long-term growth opportunities. While we continually evaluate opportunities that create value for our customers, employees and shareholders, this transaction should be viewed on its own merits. Our immediate focus is on successfully completing this transaction and thoughtfully integrating our two organizations.

2.	Why did Tri Counties Bank want to partner with First Hawaiian Bank?

This transaction brings together two strong organizations with complementary strengths. Both institutions share a relationship-based approach to banking, strong credit disciplines and a long-term commitment to serving their communities. Together, we will have greater scale, expanded capabilities and new opportunities for employees, customers and stockholders.

3.	What makes this acquisition successful?

Success will be measured by more than financial performance. We want to successfully integrate our organizations while maintaining exceptional customer service, retaining talented employees, preserving the strengths of both cultures and creating long-term value for our shareholders. If customers continue to receive outstanding service, employees feel engaged and we continue growing responsibly, we will consider the transaction a success.

4.	What happens to employees? Will there be layoffs? What career opportunities will exist?

Our focus today is on planning, not staffing decisions. Integration planning is still in its early stages, and no broad employment decisions have been made. As we move forward, we expect this transaction to create new career opportunities across a larger organization. Employees will receive updates as decisions are made through the integration planning process.

5.	What will happen to leadership and governance?

Four representatives for Tri Counties Bank will join our board, and we don’t anticipate changes to our board committee structure. Any leadership decisions for the combined organization will ultimately be determined as a part of the integration process and will be communicated once decisions are finalized. We expect continuity in our leadership team, with some additions over time as we bring the organizations together.

6.	What will happen operationally?

These decisions will be evaluated during the integration planning process. Dedicated integration teams will assess each function to determine the best operating model while maintaining strong customer service, appropriate controls and regulatory compliance.

7.	Will current projects or roadmaps change?

Business continues as usual. Current priorities remain important, although some initiatives may be adjusted over time as integration planning progresses. Employees should continue executing existing priorities through appropriate EPMO channels unless directed otherwise by their leadership.

8.	What can you tell us about Tri Counties Bank’s culture, credit philosophy and technology?

One of the reasons this partnership made sense is because our organizations share many important values, including a relationship-focused approach to banking, disciplined credit practices and strong community involvement. As integration teams begin working together, we’ll learn from one another and identify opportunities to adopt the best practices from both organizations.

9.	What does this mean for customers?

For now, customers should expect business as usual. Over time, customers will benefit from a larger organization with greater scale, expanded capabilities and a broader geographic footprint. Any future changes affecting products, services or branding will be communicated well in advance

10.	What are the biggest risks?

As with any transaction of this size, regulatory approvals and shareholder approval from both organizations are required before closing. We continue to work constructively with regulators and remain confident in the strategic rationale for the transaction. Following completion, the combined organization will operate under regulatory requirements appropriate for its size and complexity. Integration of the organization will be complex and getting that right will be critical to the success of this partnership.

11.	What is the financial impact?

Details regarding the financial structure of the transaction have been provided in our public filings. While short-term market performance is difficult to predict, we believe the transaction creates long-term value for shareholders.

The combined company will continue to trade under the FHB ticker symbol following completion of the transaction.

12.	What does this mean for vendors?

We expect our increased scale to strengthen many of our relationships with vendors over time. Existing contracts and partnerships will be evaluated as part of the normal integration planning process.

13.	Will the Tri Counties brand come to Hawai‘i?

We will maintain two separate brands with the First Hawaiian Bank brand focused on Hawaii, Guam and Saipan and the Tri Counties Bank brand focused in California.

FORWARD-LOOKING STATEMENTS

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, among others, statements regarding the expected timing, completion and effects of the proposed business combination transaction between First Hawaiian, Inc. (“FHI”) and TriCo Bancshares (“TriCo”) (the “Transaction”) and the plans, objectives, expectations and intentions of FHI and TriCo. Any statement that does not describe historical or current facts is a forward-looking statement. Forward-looking statements are often, but not always, made through the use of words or phrases such as “annualized,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “target,” “will,” “would” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature.

FHI and TriCo caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond FHI’s and TriCo’s control. A number of important factors could cause actual results to differ materially from those indicated in these forward-looking statements, including the following: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which FHI and TriCo conduct business, including Hawaii, Guam, Saipan and California; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within FHI’s or TriCo’s loan portfolio (including commercial real estate loans) or other asset classes, and the parties’ ability to attract and retain customer deposits, large loans to certain borrowers, access liquidity and capital, and manage deposit costs and funding sources; the success, impact, and timing of FHI’s and TriCo’s respective business strategies, including market acceptance of any new products or services and FHI’s and TriCo’s ability to successfully implement strategic, operational, technology and integration initiatives; the failure to properly use and protect customer and employee information and data; cybersecurity risks, including the occurrence of fraudulent activity or a material breach of, or disruption to, the security of FHI’s, TriCo’s or their vendors’ systems; risks related to the development, implementation, use and management of artificial intelligence and other emerging technologies; the effects of failures or interruptions of information, communications or third-party service-provider systems; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; adverse weather conditions, natural disasters and other catastrophic events such as wildfires; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which FHI and TriCo are parties; the outcome of any legal proceedings that may be instituted against FHI or TriCo, including potential litigation relating to the Transaction; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain stockholder or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in FHI’s or TriCo’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where FHI and TriCo do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of FHI and TriCo promptly and successfully; the dilution caused by FHI’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of FHI and TriCo.

The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements set forth in FHI’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the Securities and Exchange Commission (the “SEC”) and available on FHI’s investor relations website, https://ir.fhb.com, under the heading “SEC Filings,” and in other documents FHI files with the SEC, and in TriCo’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the SEC and available on TriCo’s website, www.tcbk.com, under the “About” tab and the “Investor Relations” link and then under the heading “SEC Filings” and in other documents TriCo files with the SEC. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and neither FHI nor TriCo undertakes any obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, FHI will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of FHI and TriCo and a Prospectus of FHI, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving FHI and TriCo will be submitted to FHI’s stockholders and TriCo’s shareholders, as applicable, for their consideration.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, FHI STOCKHOLDERS AND TRICO SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Stockholders or shareholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, FHI and TriCo, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Hawaiian, Inc., Attention: Secretary, 999 Bishop Street, Honolulu, HI 96813, (808) 525-7000 or to TriCo Bancshares, Attention: Shareholder Services, 63 Constitution Drive, Chico, CA 95973, (530) 898-0300.

PARTICIPANTS IN THE SOLICITATION

FHI, TriCo, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FHI stockholders or TriCo shareholders in connection with the Transaction under the rules of the SEC. Information regarding FHI’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in FHI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026 (available here); in the sections entitled “Corporate Governance and Board Matters,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Biographies of Executive Officers” and “Security Ownership of Certain Beneficial Owners, Directors and Management” in FHI’s definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2026 (available here); and other documents filed by FHI with the SEC. Information regarding TriCo’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters;” in TriCo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 2, 2026 (available here); in the sections entitled “Board of Directors,” “Corporate Governance, Board Nominations and Board Committees,” “Compensation of Directors,” “Ownership of Voting Securities,” “Compensation Discussion and Analysis” and “Compensation of Named Executive Officers” in TriCo’s definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2026 (available here); and other documents filed by TriCo with the SEC. To the extent holdings of FHI common stock by the directors and executive officers of FHI or holdings of TriCo common stock by directors and executive officers of TriCo have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document, when available, may be obtained as described in the preceding paragraph.